UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NRG ENERGY, INC.

(Name Of Subject Company (Issuer))

XCEL ENERGY INC.

AND
NRG ACQUISITION COMPANY, LLC
(Names Of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF NRG ENERGY, INC.

(Title Of Class Of Securities)
629377-10-2
(Cusip Number Of Class Of Securities)

XCEL ENERGY INC.
800 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55402
(612) 330-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copies to:
ROBERT A. YOLLES, ESQ.
PETER D. CLARKE, ESQ.
Jones, Day, Reavis & Pogue
77 West Wacker
Chicago, Illinois 60601
(312) 782-3939

Check the appropriate boxes below to designate any transactions to which the statement relates:

  third-party tender offer subject to Rule 14d-1.

  issuer tender offer subject to Rule 13e-4.

  going-private transaction subject to Rule 13e-3.

  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

         This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as initially filed on March 13, 2002 and as amended on March 18, 2002 (as previously amended and amended hereby, the “Schedule TO”) by Xcel Energy Inc., a Minnesota corporation (“Xcel Energy”), and NRG Acquisition Company, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Xcel Energy (the “Purchaser”), relating to the offer by Xcel Energy, on behalf of and as agent for the Purchaser, to exchange 0.4846 of a share of Xcel Energy common stock, par value $2.50 per share, including the associated share purchase rights, for each outstanding share of common stock, par value $0.01 per share, of NRG Energy, Inc., a Delaware corporation, on the terms and subject to the conditions set forth in Xcel Energy’s prospectus, dated March 13, 2002, and in the related letter of transmittal (as they may be amended or supplemented), copies of each of which have been filed as an Exhibit to the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

         The information provided under the caption “Financial Forecasts” beginning on page 31 of the prospectus is hereby amended to add the following immediately after the table on page 32 labeled “Net Income (Loss) ($millions)”:

“On March 26, 2002, Xcel Energy announced that it had revised its forecasts for 2002 earnings per share. The revised forecasts and related additional assumptions are set forth in the press release filed as Exhibit (a)(9) to Xcel Energy's Tender Offer Statement on Schedule TO and incorporated herein by this reference.”

         The answer to the question “Have any lawsuits been filed in connection with the offer?” contained in the last paragraph on page 4 of the prospectus under the heading “Questions and Answers about the Offer” is hereby amended and restated to read in its entirety as follows:

“A. Yes. After we announced our plans to commence the offer, stockholders of NRG filed nine separate complaints in the Delaware Chancery Court purporting to commence class action lawsuits, which have subsequently been consolidated into a single proceeding, and a consolidated amended complaint was filed. In general, the amended complaint, like the original complaints but at greater length, alleges violations of fiduciary duties of care, loyalty and candor by the defendants in connection with the offer and merger, which the amended complaint asserts are being undertaken in an unfair and coercive manner, at an unfairly low price using inside information and with inadequate disclosure, all in furtherance of the interests of Xcel Energy at the expense of the public stockholders of NRG. An NRG stockholder has also filed a purported class action complaint in a Minnesota state court (which has subsequently been removed to federal court) advancing largely similar allegations. These actions seek injunctive relief and damages. See “The Offer — Stockholder Litigation” beginning on page 48 for a more detailed discussion of these lawsuits.”

         The discussion under the caption “The Offer –– Stockholder Litigation” beginning on page 48 of the prospectus is hereby amended and restated to read in its entirety as follows:

“Shortly after we announced the offer and subsequent merger on February 15, 2002, individual stockholders of NRG filed nine separate but similar class action complaints in the Delaware Court of Chancery against Xcel Energy, NRG and the nine members of NRG’s board of directors. Each of the actions was brought as a class action on behalf of all holders of NRG’s shares, other than the defendants and persons related to or affiliated with the defendants. These actions were consolidated and plaintiffs filed a consolidated amended complaint on March 22, 2002. The consolidated action generally alleges that Xcel Energy and certain individual defendants breached fiduciary duties of care, loyalty and candor in connection with the offer and subsequent merger, which the complaint asserts is being undertaken in an unfair and coercive manner, at an unfairly low price, using inside information and with inadequate disclosure, all in furtherance of the interests of Xcel Energy at the expense of the individual stockholders of NRG. More specifically, the consolidated amended complaint alleges that:

•	we are engaged in an improper plan or scheme to benefit Xcel Energy at the expense of NRG’s minority stockholders;

•	we are engaged in self-dealing and are not acting in good faith toward, or dealing fairly with, NRG’s minority stockholders;

•	we have clear and material conflicts of interest, and we have not taken adequate measures to protect the interests of NRG’s minority stockholders by launching the offer without negotiating with, and before receiving a recommendation from, NRG’s special committee of independent directors;

•	we have used our access to internal financial information about NRG, its true value, expected increase in its value, and the benefits of 100% ownership of NRG, for our own benefit and to the detriment of NRG’s minority stockholders, who are not privy to that information;

•	we timed the offer and the subsequent merger to take advantage of a depressed price for NRG stock and to place an artificial lid or cap on that price, in order to justify an unreasonably low price to NRG’s minority stockholders, which does not reflect NRG’s intrinsic value, its progress or its future value, and represents an inadequate premium;

•	we are using our control of NRG to force NRG stockholders to sell their Common Stock at an unfair price that is dictated by us;

•	as a result of our stock ownership of NRG shares and representation on NRG’s board, no third party will likely make a competing bid for NRG, and there is no opportunity for an auction or other type of market check;

•	the documents provided to NRG’s minority stockholders, including the registration statement, are materially false and misleading and fail to provide the information necessary for the minority stockholders to assess the proposed transaction;

•	we have created a false image that NRG is in imminent danger of having its credit downgraded and failed to disclose that other financing is available to NRG; and

•	we failed to disclose all material facts in connection with the offer and the subsequent merger, including but not limited to, misrepresenting the value of NRG and the exchange ratio; failing to disclose the grounds and justification for the proposed exchange ratio; failing to disclose a fairness assessment and supporting details; and failing to disclose the analysis and conclusions of our financial advisor.

The consolidated action seeks judgment declaring that it may be maintained as a class action, with plaintiffs as class representatives; enjoining the offer and subsequent merger or rescinding it or award rescissory damages; awarding unspecified sum in damages; accounting to plaintiffs and the class for all profits and special benefits obtained through the transaction; and awarding unspecified costs, disbursements, and attorneys’ and experts’ fees and expenses.

Acting on a motion filed by plaintiffs, the Delaware Court of Chancery has set a hearing for April 8, 2002, to consider plaintiffs’ motion for a preliminary injunction, and has allowed discovery to go forward on an expedited basis in advance of that hearing.

A similar class action complaint challenging the transaction was filed in a Minnesota state court by an NRG stockholder against Xcel Energy, NRG and seven of the nine NRG directors (excluding two of our present officers), advancing essentially the same charges of breach of fiduciary duty, unfairness and use of superior knowledge in furtherance of the interests of Xcel Energy at the expense of public stockholders of NRG, and characterizing the activities of the special committee and its advisers as a sham. The action seeks judgment declaring that it may be maintained as a class action; declaring the proposed transaction to be unfair, unjust and inequitable to plaintiff and members of the class, enjoining the defendants from taking any steps to accomplish or implement the proposed transaction without adequate safeguards for the interest of the public stockholders; awarding an unspecified sum in damages, plus interest; and awarding unspecified costs and disbursements, including attorneys’, accountants’, and experts’ fees. Defendants removed this action from the Minnesota state court to the United States District Court for the District of Minnesota, and we subsequently moved to dismiss the complaint.

We believe that there are both factual and legal defenses available for all the above-mentioned actions and intend to pursue them actively.

This description of these actions is qualified in its entirety by reference to the allegations in the related complaints, which we have filed with the SEC and which we incorporate by reference into this prospectus.”

ITEM 12.  EXHIBITS.

         Item 12 is hereby amended and supplemented by adding the following exhibits:

         (a)(8) Press Release of Xcel Energy announcing its commencement of the offer, dated March 13, 2002.

         (a)(9) Press Release of Xcel Energy announcing revised earnings expectations, dated March 26, 2002.

         (i)(1) Complaint titled Edward Novak vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed on February 20, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19433) (incorporated by reference to Exhibit 99.27 to Xcel Energy's Registration Statement on Form S-4 filed with the SEC on March 13, 2002 (the “Form S-4”)).

         (i)(2) Complaint titled Howard Vogel vs. NRG Energy, Inc.; Pierson M. Grieve; William A. Hodder; James J. Howard III; Luella Gross Goldberg; Wayne H. Brunetti; Richard C. Kelly; David H. Peterson; Edward J. McIntyre; Gary R. Johnson and Xcel Energy, Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19411) (incorporated by reference to Exhibit 99.28 to the Form S-4).

         (i)(3) Complaint titled Bob Johnson vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19412) (incorporated by reference to Exhibit 99.29 to the Form S-4).

         (i)(4) Complaint titled Jeffrey Brenner vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19413) (incorporated by reference to Exhibit 99.30 to the Form S-4).

         (i)(5) Complaint titled Richard Brand vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19414) (incorporated by reference to Exhibit 99.31 to the Form S-4).

         (i)(6) Complaint titled Daniel Kucera vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder, Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19415) (incorporated by reference to Exhibit 99.32 to the Form S-4).

         (i)(7) Complaint titled Burke Trading, LLC vs. Pierson M. Grieve, William A. Hodder; Lucila Gross Goldberg; Wayne H. Brunetti; Richard C. Kelly; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; James J. Howard, III and Xcel Energy, Inc. and NRG Energy, Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19416) (incorporated by reference to Exhibit 99.33 to the Form S-4).

         (i)(8) Complaint titled Roberta Casden vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; NRG Energy Inc. and Xcel Energy Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19417) (incorporated by reference to Exhibit 99.34 to the Form S-4).

         (i)(9) Complaint titled Paula Wong and Curtis Floyd vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19418) (incorporated by reference to Exhibit 99.35 to the Form S-4).

         (i)(10) Complaint titled Malcolm Rosenfeld vs. NRG Energy, Inc.; Xcel Energy, Inc.; David H. Peterson; Wayne M. Brunetti; Luella G. Goldberg; Pierson M. Grieve; William A. Hodder, James J. Howard; and Gary R. Johnson, filed March 7, 2002, in the District Court for the Fourth Judicial District of Minnesota (File No. 02-4089) (incorporated by reference to Exhibit 99.36 to the Form S-4).

         (i)(11) Consolidated Amended Complaint titled In re: NRG Energy, Inc. Shareholder Litigation filed on March 22, 2002 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19411 NC).

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XCEL ENERGY INC.

By: /S/ EDWARD J. MCINTYRE
Edward J. McIntyre Vice President and Chief Financial Officer

NRG ACQUISITION COMPANY, LLC

By: /S/ PAUL E. PENDER
Paul E. Pender Treasurer

Dated the 27th day of March, 2002

EXHIBIT INDEX

         (a)(8) Press Release of Xcel Energy announcing its commencement of the offer, dated March 13, 2002.

         (a)(9) Press Release of Xcel Energy announcing revised earnings expectations, dated March 26, 2002.

         (i)(1) Complaint titled Edward Novak vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed on February 20, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19433) (incorporated by reference to Exhibit 99.27 to Xcel Energy's Registration Statement on Form S-4 filed with the SEC on March 13, 2002 (the “Form S-4”)).

         (i)(2) Complaint titled Howard Vogel vs. NRG Energy, Inc.; Pierson M. Grieve; William A. Hodder; James J. Howard III; Luella Gross Goldberg; Wayne H. Brunetti; Richard C. Kelly; David H. Peterson; Edward J. McIntyre; Gary R. Johnson and Xcel Energy, Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19411) (incorporated by reference to Exhibit 99.28 to the Form S-4).

         (i)(3) Complaint titled Bob Johnson vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19412) (incorporated by reference to Exhibit 99.29 to the Form S-4).

         (i)(4) Complaint titled Jeffrey Brenner vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19413) (incorporated by reference to Exhibit 99.30 to the Form S-4).

         (i)(5) Complaint titled Richard Brand vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed on February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19414) (incorporated by reference to Exhibit 99.31 to the Form S-4).

         (i)(6) Complaint titled Daniel Kucera vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder, Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; Xcel Energy and NRG Energy, Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19415) (incorporated by reference to Exhibit 99.32 to the Form S-4).

         (i)(7) Complaint titled Burke Trading, LLC vs. Pierson M. Grieve, William A. Hodder; Lucila Gross Goldberg; Wayne H. Brunetti; Richard C. Kelly; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; James J. Howard, III and Xcel Energy, Inc. and NRG Energy, Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19416) (incorporated by reference to Exhibit 99.33 to the Form S-4).

         (i)(8) Complaint titled Roberta Casden vs. David H. Peterson; Pierson M. Grieve; Luella G. Goldberg; William A. Hodder; Wayne H. Brunetti; James J. Howard; Gary R. Johnson; Richard C. Kelly; Edward J. McIntyre; NRG Energy Inc. and Xcel Energy Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19417) (incorporated by reference to Exhibit 99.34 to the Form S-4).

         (i)(9) Complaint titled Paula Wong and Curtis Floyd vs. NRG Energy, Inc.; Wayne H. Brunetti; David H. Peterson; Edward Jim McIntyre; Gary R. Johnson; Richard C. Kelly; Luella Gross Goldberg; Pierson M. Grieve; William A. Hodder; James J. Howard, III and Xcel Energy Inc. filed February 15, 2002, in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19418) (incorporated by reference to Exhibit 99.35 to the Form S-4).

         (i)(10) Complaint titled Malcolm Rosenfeld vs. NRG Energy, Inc.; Xcel Energy, Inc.; David H. Peterson; Wayne M. Brunetti; Luella G. Goldberg; Pierson M. Grieve; William A. Hodder, James J. Howard; and Gary R. Johnson, filed March 7, 2002, in the District Court for the Fourth Judicial District of Minnesota (File No. 02-4089) (incorporated by reference to Exhibit 99.36 to the Form S-4).

         (i)(11) Consolidated Amended Complaint titled In re: NRG Energy, Inc. Shareholder Litigation filed on March 22, 2002 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19411 NC).